COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

February 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel and Kathy Churko

Re:	Cohen & Steers Total Return Realty Fund, Inc.
Response to Comments on Proxy/Prospectus on Form N-14
File Numbers: 333-193107; 811-07154

Ladies and Gentlemen:

Thank you for the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), specifically comments provided to us by John Grzeskiewicz and Kathy Churko of the Staff by telephone on January 23, 2014, and by Kathy Churko and Laura Hatch of the Staff by telephone on January 31, 2014, to the initial proxy statement / registration statement on Form N-14 filed on behalf of Cohen & Steers Total Return Realty Fund, Inc. (the “Fund”) on December 27, 2013 (the “Proxy/Prospectus”).

Although the Fund intends to respond to all of the comments in due course, in the interest of time we thought it would be helpful to discuss certain comments in advance. In particular, comments regarding the sale of securities and tax consequences relating to the proposed Reorganization are addressed herein. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy/ Prospectus.

PROSPECTUS/PROXY

Proposal 1

Information about the Proposed Reorganization – Material U.S. Federal Income Tax Consequences

1.	On page 32 of the Proxy/Prospectus, please expand the third paragraph which begins “A portion of the portfolio assets of Acquired Fund…” to include the percentage of the DVM’s portfolio to be sold, and the estimated capital gains and/or losses and transaction costs associated with such sale of portfolio securities, including per share costs. Also, please confirm whether the Acquired Fund will comply with its investment policies during the transition of its portfolio. Please make the necessary revisions, as appropriate, throughout the Proxy/Prospectus, including on page 33 under the heading “Portfolio Securities”.

Response: The requested changes have been made. The third paragraph has been revised as follows:

A portion of the portfolio assets of the Acquired Fund may be sold in connection with the Reorganization. The actual tax consequences effect of such sales will depend on the difference between the price at which such portfolio assets are sold and the Acquired Fund’s basis in such assets. It is expected that DVM prior to the Closing and the combined Fund post the Closing will each sell a portion of DVM’s dividend paying large cap value securities in connection with the Reorganization. Please see “Portfolio Securities” below for further information.

2.	Staff Comment: Please reconcile the disclosure on the bottom of page 32 of the Proxy/Prospectus regarding DVM’s capital loss carryforwards with the statement set forth on page 33 under the heading “Portfolio Securities” regarding the use of capital loss carryforwards to offset any of the Acquired Fund’s capital gains realized from the sale of portfolio securities. Please make sure the date as of which this disclosure applies. Please make the necessary revisions, as appropriate, throughout the Proxy/Prospectus.

Response: The requested changes have been made. The disclosure regarding DVM’s capital loss carryforwards and “Portfolio Securities” section have been revised as follows:

Information Regarding Tax Capital Loss Carryforwards

Based on DVM’s investment portfolio as of October 31, 2013, it is estimated that DVM will use its capital loss carryforwards to offset capital gains generated upon the sale of a portion of its dividend paying large cap value securities prior to the Closing. As a result, it is not expected that any unused capital loss carryforwards will be transferred to RFI. Please see “Portfolio Securities” below for further information.

PORTFOLIO SECURITIES

Because DVM has an investment policy to invest, under normal circumstances, at least 25% of its assets in dividend paying large cap value securities and RFI does not focus its investments in such securities, the Investment Manager expects to dispose of DVM’s dividend paying large cap value securities in connection with the Reorganization. As of October 31, 2013, dividend paying large cap value securities comprised approximately 54% of DVM’s portfolio. It is estimated that if the Reorganization had occurred on October 31, 2013, to minimize the tax impact to the Funds’ stockholders, the Investment Manager would have sold approximately 61% of DVM’s dividend paying large cap value investments prior to the Closing and the remainder would have been sold by the combined Fund immediately after the Closing. If stockholders approve the Reorganization, in order for DVM to reposition its portfolio, DVM may not be in compliance with its policy to invest at least 25% of its assets in dividend paying large cap value securities during the period between the date the Reorganization is approved and the Closing. The tax impact to stockholders of DVM on the sale of certain DVM portfolio assets during the period between the date the Reorganization is approved and the Closing will depend on the difference between the price at which such assets are sold and DVM’s tax basis in such assets. Any capital gains recognized in these sales on a net basis, after the application of any available capital loss carryforwards, will be distributed to DVM’s stockholders as capital gain dividends (to the extent of net realized long-term capital gains distributed) and/or ordinary dividends (to the extent of net short-term capital gain) during or with respect to DVM’s taxable year that ends on the day of the Closing, and such distributions will be taxable to stockholders. As of October 31, 2013, any capital gains recognized by DVM as a result of repositioning a portion of its portfolio prior to the Closing are expected to be offset against the aggregate amount of DVM’s unused capital loss carryforwards and distributions in excess of income earned. The estimated transaction costs associated with selling certain dividend paying large cap value securities and repositioning DVM’s portfolio prior to the Closing are $0.007 per DVM share, and would be borne by DVM stockholders only.

In addition, the combined Fund would sell any remaining dividend paying large cap value securities that were transferred to it on the Closing. As of October 31, 2013, it is expected that the combined Fund would have recognized $0.45 per share in capital gains as a result of liquidating any remaining dividend paying large cap value securities. This estimated per share capital gain distribution for the combined Fund is expected to be less than the estimated capital gain distribution each Fund’s stockholders would receive if the Funds continued to operate in the normal course of business during 2014 without reorganizing.

The estimated transaction costs associated with the combined Fund selling dividend paying large cap value securities and repositioning the combined Fund’s portfolio post the Closing are estimated to be $0.002 per share, and such costs would be borne by stockholders of the combined Fund. Please note the above estimates are as of October 31, 2013 and may vary significantly from those experienced by the Funds in the Reorganization as a consequence of developments in the financial markets or other factors, and the Investment Manager, in conjunction with the Funds’ Boards, may manage the disposition of DVM’s dividend paying large cap value securities in a manner otherwise than as described herein.

Please confirm that the Staff would not object to the inclusion in the Proxy/Prospectus of the disclosure as set forth above.

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Please direct any questions concerning this letter to the undersigned at (212) 796-9361.

Sincerely,

/s/ Tina M. Payne

Tina M. Payne

cc:	Michael G. Doherty, Esq., Ropes & Gray LLP